CALDWELL SUTTER CAPITAL, INC.
(SEC ID No. 8-27639)

ANNUAL AUDIT REPORT

SEPTEMBER 30, 2024

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(e)(3) as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27639

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____10/01/23____ AND ENDING ____09/30/24____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Caldwell Sutter Capital, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__30 Liberty Ship Way, Suite #3225__
                                        (No. and Street)

__Sausalito__	__California__	__94965-3324__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Joseph F. Helmer__	__(415) 962-2526__	__joe@cald.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst Wintter & Associates LLP__
                          (Name – if individual, state last, first, and middle name)

__675 Ygnacio Valley Blvd, Suite A200__	__Walnut Creek__	__California__	__94596__
(Address)	(City)	(State)	(Zip Code)

__February 24, 2009__	__3438__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph F. Helmer , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Caldwell Sutter Capital, Inc. , as of September 30 , 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Joseph S Helm*

Title: President

See attached certificate

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Marin

Subscribed and sworn to (or affirmed) before me on this 20 day of December, 20 24, by
Date *Month* *Year*

(1) Joseph Helmer

(and 2) ______________________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DIANA M. VICTORIA
Notary Public - California
Marin County
Commission # 2460376
My Comm. Expires Aug 22, 2027

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Report

Document Date: ______________________ Number of Pages: ____________

Signer(s) Other Than Named Above: ______________________

©2017 National Notary Association

CALDWELL SUTTER CAPITAL, INC.
TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Caldwell Sutter Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Caldwell Sutter Capital, Inc. (the "Company") as of September 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of September 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2009.
Walnut Creek, California
December 19, 2024

CALDWELL SUTTER CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2024

ASSETS

Cash	$	497,372
Cash at clearing broker		2,630,512
Securities owned		11,569,568
Due from clearing broker		3,049,596
Accounts receivable, net of $21,682 allowance for credit losses		37,900
Prepaid income tax		26,900
Prepaid expenses and other assets		153,146
Secured demand note		900,000
Operating lease right-of-use assets		338,907
Goodwill		155,543
Total Assets	$	19,359,444

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued liabilities	$	147,860
Accrued compensation		976,983
Accrued commissions		6,241
Subordinated loan interest payable		18,833
Securities sold, not yet purchased		2,766,335
Margin loan		11,510,027
Income taxes payable		4,997
Deferred revenue		33
Operating lease liabilities		341,608
Total Liabilities		15,772,917
Subordinated borrowings		2,670,000

Stockholders' Equity

Common stock (no par value; 10,000,000 shares authorized;		
1,070,000 shares issued and outstanding)		9,500
Retained earnings		907,027
Total Stockholders' Equity		916,527
Total Liabilities and Stockholders' Equity	$	19,359,444

The accompanying notes are an integral part of this financial statement.

CALDWELL SUTTER CAPITAL, INC.

NOTES TO THE FINANCIAL STATEMENT

SEPTEMBER 30, 2024

1. **Organization**

    Caldwell Sutter Capital, Inc. (the "Company") was incorporated on February 16, 1982 as Caldwell Securities, Incorporated, and began operations on June 1, 1982. The Company changed its name to Caldwell Sutter Capital, Inc. in July 2017. The Company's main office is located in Sausalito, California. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board. The Company clears its securities transactions through its correspondent broker, Wedbush Securities Inc. ("Wedbush"). The Company's primary source of revenue is providing fee-based investment advisory services and brokerage services to customers primarily in California, who are predominately middle to upper income individuals and their estates, trusts, pensions and retirement plans.

2. **Significant Accounting Policies**

    Use of Estimates
    The preparation of the financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

    Fair Value of Financial Instruments
    Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

    Cash and Cash Equivalents
    The Company defines cash and cash equivalents as highly liquid investments with original maturities of less than three months, which are not held for sale in the ordinary course of business. There were no cash equivalents at September 30, 2024.

    Securities Owned and Securities Sold, Not Yet Purchased
    Securities owned are recorded on a trade date basis and are carried at fair value as of the date of the Statement of Financial Condition.

    Securities sold, not yet purchased represent the obligation of the Company to deliver specified securities thereby creating a liability to purchase securities in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the Statement of Financial Condition.

    Accounts Receivable and Due from Clearing Broker
    Accounts receivable represents commissions and fees due to the Company primarily from advisory services, commissions from the sale of various securities, and 12b-1 fees. Due from clearing broker represents the amount due from Wedbush for short selling, commissions, and principal trading revenue. Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13"), requires companies to evaluate their financial instruments for impairment and record an allowance for credit losses and/or credit loss expense based on certain categories of instruments rather than a specific identification approach. Management's estimate of the allowance for credit losses considers both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for credit losses are written off when it becomes remote that payment for services will be received.

    Property and Equipment
    Property and equipment are carried at cost. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful life of five years. Leasehold improvements are amortized over the life of the underlying lease.

2. **Significant Accounting Policies** *(continued)*

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Per FASB 842-20-25-2, the Company has made an accounting policy election not to recognize right-of-use ("ROU") assets and lease liabilities that arise from short-term leases for any class of underlying asset. Operating leases that exceed one year are included in operating lease ROU assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended September 30, 2024, the Company had three short term operating leases, four long term operating leases, and no finance leases.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statement and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. **Cash and Cash at Clearing Broker**

The Company's clearing broker, Wedbush, requires the Company maintain a minimum of $100,000 in cash deposits.

4. **Postretirement Plan**

The Company maintains a salary deferral and profit-sharing plan consistent with provisions under section 401(k) of the Internal Revenue Tax Code. Under this plan, employees may make an elective deferral to reduce their taxable gross wages or a Roth contribution with after tax wages.

5. **Fair Value Measurements**

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

5. **Fair Value Measurements** *(continued)*

On October 2, 2012, the Company acquired Wellington Securities, Inc. At acquisition, goodwill was recognized and is measured annually for impairment based on a discounted cash flow model. Goodwill is a level 3 fair value measurement which was not considered impaired at September 30, 2024.

The table below presents the amounts of assets and liabilities measured at fair value:

	Level 1	Level 2	Level 3	Total
Assets				
Assets at fair value measured on a nonrecurring basis:				
Goodwill	$ -	$ -	$ 155,543	$ 155,543
Assets at fair value measured on a recurring basis:				
Fixed-Income Securities	$ -	$ 11,569,568	$ -	$ 11,569,568
Total Assets	$ -	$ 11,569,568	$ 155,543	$ 11,725,111
Liabilities				
Securities sold, not yet purchased at fair value measured on a recurring basis:				
U.S. Treasury Note	$ 2,766,335	$ -	-	$ 2,766,335

6. **Margin Loan**

The margin loan of $11,510,027 is secured by fixed income securities owned in the amount of $11,569,568. The interest charged is the federal funds rate plus 2.50% and is payable monthly. If sufficient equity is not maintained in the account, the clearing broker can initiate a margin call and can request a deposit of additional funds or securities or can sell securities. The clearing broker has the right to call the margin loan in full at any time.

7. **Related Party Transactions**

Subordinated Borrowings
The table below presents information pertaining to the six loans subordinated to claims of general creditors totaling $2,670,000 on the Statement of Financial Condition:

FINRA Approval Date	Payee	Expiration Date	Interest Rate	Amount of Loan
July 24, 2017	Minority Stockholder	July 24, 2025	8%	$100,000
July 24, 2017	Minority Stockholder	July 24, 2025	8%	$100,000
February 14, 2018	Minority Stockholder	February 14, 2025	8%	$100,000
September 20, 2021	Majority Stockholder	September 20, 2025	10%	$620,000
June 27, 2024	Majority Stockholder	June 27, 2027	8%	$850,000
June 27, 2024	Majority Stockholder	June 27, 2027	8%	$900,000

The Company has a $900,000 secured demand note that serves as collateral for the $900,000 subordinated borrowing included in the table above. At September 30, 2024, the total market value of the underlying securities pledged as collateral on this note was $1,650,720.

7.   **Related Party Transactions** *(continued)*

Subordinated Borrowings
Interest on each subordinated loan is payable monthly through the expiration of the note. As of September 30, 2024, accrued interest on subordinated borrowings was $18,833 and is included in subordinated loan interest payable on the Statement of Financial Condition.

The loans can be prepaid with written approval from FINRA and with continued compliance with minimum net capital requirements.

8.   **Revenue from Contracts with Customers**

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Investment Advisory Fees
The Company earns fees from providing investment advisory services to private clients. Investment advisory fees are calculated as a percentage of assets under management. The performance obligation is deemed to be fulfilled when the transfer of service has occurred. Therefore, since investment advisory services are performed over time, the Company recognizes advisory income as the services are performed.

Principal Trading
The Company earns principal trading revenue on the sale of securities purchased and held in the Company's accounts on behalf of private and institutional clients. Principal trading revenue is based upon an agreed upon transaction fee and is recognized as of the trade date. The Company also earns principal trading revenue on the sale of securities purchased and held in the Company's accounts until a buyer is found. In this case, principal trading revenue is based upon the net realized gains earned between the agreed upon price on the purchase of the securities and the agreed upon price on the sale of those same securities and is recognized as of the trade date.

Commission Revenue
The Company earns commission revenue on the sale of securities to private and institutional clients. Commissions are based upon an agreed upon transaction fee. The Company considers the performance obligation fulfilled as of the trade date.

12b-1 Fees
The Company earns 12b-1 fees after placing private clients in mutual funds. 12b-1 fees are calculated as a percentage of net assets under management. These variable fees are recognized over the period the private clients are invested.

8. **Revenue from Contracts with Customers** *(continued)*

Municipal Advisory Fees
The Company earns fees from providing advisory services to municipalities. Municipal advisory fees are based upon an agreed upon transaction fee. The performance obligation is deemed to be fulfilled when the transfer of service has been completed. Therefore, since municipal advisory services are deemed fulfilled upon completion, the Company recognizes advisory income at such time.

Underwriting Income
The Company earns underwriting income by providing underwriting services to institutional customers. Underwriting income is calculated as the difference between the price the Company pays the issuer and the price at which the Company places the issue on the market. The Company considers the performance obligation fulfilled as of the trade date.

Investment Banking Fees
The Company earns investment banking fees by providing private placement financing services to private clients. Investment banking revenue can be both fixed and variable and is recognized at a point in time when the related performance obligation is complete.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. At October 1, 2023 and September 30, 2024, accounts receivable related to revenue from contracts with customers were $75,454 and $37,900, respectively. As of September 30, 2024, an allowance for credit losses of $21,682 was considered necessary and is included in accounts receivable on the Statement of Financial Condition. At October 1, 2023 and September 30, 2024, due from clearing broker related to revenue from contracts with customers were $124,876 and $276,106, respectively.

Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to initial fees received in investment banking engagements. Deferred revenue was $247 and $33 at October 1, 2023 and September 30, 2024, respectively.

Contract Costs
Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied.

9. **Income Taxes**

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statement and tax returns in different periods. The Company is no longer subject to United States federal and state income tax examinations by tax authorities for tax years before 2020 and 2019, respectively. Deferred taxes were not significant at September 30, 2024.

The Company uses a loss contingencies approach for evaluating uncertain tax positions and continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. There were no uncertain tax positions at September 30, 2024.

10. **Lease Commitments**

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

The Company has an operating lease for office space in Sausalito, California. The lease began on April 1, 2017 and extended to March 31, 2025. The Company also has an operating lease for an automobile that began on December 15, 2023 and expires on November 15, 2026. In addition, the Company has an operating lease for office space in Santa Rosa, California. The lease began on March 1, 2023 and expires on February 28, 2027. In addition, the Company had an operating lease for office space in Columbus, Ohio which was terminated on April 1, 2024.

For the year ended September 30, 2024, information pertaining to all operating leases were as follows:

Supplemental Information	
Operating Lease ROU Assets	
ROU assets as of October 1, 2023	$ 499,203
ROU asset addition on December 15, 2023	22,266
ROU asset remeasurement on April 1, 2024	57,641
ROU asset termination on May 7, 2024	(25,865)
Amortization of ROU assets	(214,338)
Operating lease ROU assets as of September 30, 2024	$ 338,907
Weighted-average remaining lease term	26.93 months
Weighted-average discount rate	5.0%

Maturities of Operating Lease Liabilities	
2025	$ 164,551
2026	138,940
2027	57,087
Total lease payments	360,578
Less discount	(18,970)
Total operating lease liabilities	$ 341,608

For the year ended September 30, 2024, the Company had three, month-to-month, short term leases for additional office space in California, New York and Texas. Since these office leases were deemed short term, the Company did not recognize the related ROU asset or lease liability.

11. **Risk Concentration**

The Company maintains its cash in bank deposit accounts which, at times, may have exceeded federally insured limits during the year.

12. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2024, the Company's net capital was $2,413,832 which exceeded the requirement by $1,569,047.

14. Subsequent Events

The Company has evaluated subsequent events through December 19, 2024, the date which the financial statement was issued.